FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  31 March, 2008



                               File no. 0-17630


                               Total Voting Rights



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Total Voting Rights









CRH plc ("the Company") Voting Rights and Capital

-----------------------



In conformity with Regulation 20 of the Transparency (Directive
2004/109/EC) Regulations 2007, CRH plc announces that:


The total number of Ordinary Shares of EUR0.32 each in issue as at the date of this notice is 547,227,194. As at 31st March 2008, the Company holds 8,705,735 Treasury Shares.


The total number of voting rights is, therefore, 538,521,459


The above figure 538,521,459 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.



31st March 2008


Contact
Angela Malone
Company Secretary
Tel: +353 1 6344340







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  CRH public limited company
                                                         (Registrant)





Date:  31 March, 2008




                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director